EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

RECEIVED
2004 AUG -9 A 7:08
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DELIVERED BY FAX 1-202-942-9624

August 5, 2004

Mr. Elliott Staffin Esq.
Office of International Corporate Finance
Mail Stop 3-2
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Re: Rule 12g3-2(b)
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of attached Notification of Meeting and Record Date

Dear Sir:

Please find enclosed a copy of Champion's July 13, 2004 Notification of Meeting and Record Date.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com Inc.

dw 8/9

Larry Melnick
President

PROCESSED
AUG 09 2004
THOMSON
FINANCIAL

EXEMPTION NUMBER 82-4495

Notice of Record & Meeting Dates

New [X] Change [ ]
(Print Clearly)

Issuer Name *(Maximum 30 characters for publication purposes)*

English: CHAMPION NATURAL HEALTH.COM INC.

French:

Address	Contact Name:
7 BISHOP AVENUE SUITE 404 TORONTO ONTARIO M2M 4J4	LARRY MELNICK Telephone: 416 250 6699 FAX 416 250 7126

Transfer Agent:	Fins#: T887	Name: EQUITY TRANSFER SERVICES INC

Address:	Contact:
120 ADELAIDE ST WEST SUITE 420 TORONTO ONTARIO M5H 4C3	MS. ROSA VIEIRA Telephone: 416-361-0930 FAX 416-361-0470

Proxy Type
- [X] Management
- [ ] Dissenting

Meeting Type
- [X] Annual
- [X] Special
- [ ] Extraordinary
- [ ] General
- [ ] Extra

[1] # of Publication $93.65 / 99.51 enclosed ($ 55 for first publication, $20 for subsequent publication)

Record Date: 04 08 20 (YY MM DD)

Meeting Date: 04 09 28 (YY MM DD)

Material Mail Date: 04 08 24 (YY MM DD)

Eligible Issues For Proxy

Cusip #/ISIN	Security Description
158546 - 10 - 1	SUBORDINATE VOTING SHARES
- -	
- -	
- -	
- -	

Early Search

Please send search list of participants via:

- [ ] Mail
- [ ] Courier (Collect)
- [X] SSS Envelope System

to the following as soon as possible

- [ ] Transfer Agent
- [ ] Issuer
- [ ] Other

Nominee Register

- [ ] Please send me a copy

Proxy Related Material

All Proxy Related Material will be distributed by:

- [X] Transfer Agent
- [ ] Issuer
- [ ] Other

Record Date List and Omnibus Proxy

Please forward Record Date List and Omnibus Proxy via:

- [ ] Mail
- [ ] Courier (Collect)
- [X] SSS Envelope System

to the following:

- [X] Transfer Agent
- [ ] Issuer
- [ ] Other

Prepared By: [ ] Issuer [ ] Transfer Agent [ ] Third Party

PRESIDENT	[signature]	JULY 13, 2004
Title	Signature	Date